Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Basic Energy Services, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-215319) of Basic Energy Services, Inc. and subsidiaries of our reports dated March 31, 2017, with respect to the consolidated balance sheets of Basic Energy Services, Inc. and subsidiaries as of December 31, 2016 (Successor) and 2015 (Predecessor), and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016 (Predecessor), and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Basic Energy Services, Inc. and subsidiaries.

KPMG LLP
Dallas, Texas
March 31, 2017